Exhibit 99.1

LETTER FROM THE CHAIRMAN

Dear Fellow Shareholder,

I invite you to join our Board and management team at Immutep’s Annual General Meeting (AGM) to be held on Friday, 16 November 2018, in Sydney. An agenda for the AGM accompanies this letter and the business of the AGM is set out in the enclosed Notice of Annual General Meeting and Explanatory Statement.

This will be my first AGM as your Chairman and the first as Immutep, after the Company name change approved at last year’s meeting. At the time, we felt that the new name would resonate well with our industry stakeholders as many of our clinical partner associations are with Immutep and several patents remain registered under the Immutep name.

We also believe that the name Immutep has assisted in strengthening the association of our Company with Lymphocyte-activation gene 3 (LAG-3), given Immutep’s strong historic association with LAG-3 and its founder, our Chief Scientist and Chief Medical Officer, Dr Frederic Triebel. There is strong evidence that LAG-3, in which we are the global leader, could play a significant role in potential new novel immuno-oncology combination therapies as well as in autoimmune diseases.

Our new collaborations entered into this year with some of the world’s largest pharmaceutical companies and data we presented at different conferences all speak to the growing importance of LAG- 3. In March we signed a collaboration and supply agreement with Merck & Co., Inc., Kenilworth, NJ, USA (known as MSD outside the United States and Canada), to commence a new Phase II clinical trial called TACTI-002. The TACTI-002 trial will evaluate the combination of our lead product candidate eftilagimod alpha (“efti”or “IMP321”) with MSD’s anti-PD-1 therapy KEYTRUDA® (pembrolizumab) in three different clinical settings (NSCLC 1st and 2nd line and HNSCC 2nd line).

Furthermore, in September we entered into a separate clinical trial collaboration and supply agreement with Merck KGaA, Darmstadt, Germany and Pfizer Inc., to evaluate the combination of efti with avelumab, a human anti-PD-L1 antibody, in patients with advanced solid malignancies. These new collaborations further support our hypothesis of a potentially meaningful therapeutic benefit combining efti with a checkpoint inhibitor in the treatment of cancer.

These two new partnerships build on the three established partnerships we have in place for development of LAG-3 product candidates with large pharmaceutical companies: GlaxoSmithKline (GSK), Novartis and Eddingpharm.

During the year we also added to our funding capacity. Firstly through a share Placement in March 2018, which brought two major Australian institutional investors, Australian Ethical Investment and Platinum Asset Management to our register, and was further supported by former Chairman Lucy Turnbull, AO and Ridgeback Capital. Secondly, through a share purchase plan in April 2018 for which we are grateful to our shareholders for their support. The total proceeds from these financing activities were A$13.16 million, meaning Immutep has a cash reach into the second quarter of FY2020.

Fundamentally, Immutep’s success will be driven by the clinical data that emerges from our trials and those of our pharma partners, as pictured in our most recent pipeline chart below.

As you can see, terrific progress has been made over the past year. The strong operational and business development progress gives me and the rest of the Board tremendous confidence in the prospects of our Company and we believe, has positioned us well for further success in the years ahead.

On behalf of the Board, I would like to thank you, our shareholders, for your continued support. I look forward to updating you on further progress in the coming year.

Yours sincerely,

Russell Howard

Chairman, Immutep Limited

IMMUTEP LIMITED

ACN 009 237 889

NOTICE OF ANNUAL GENERAL MEETING

TAKE NOTICE that the 2018 Annual General Meeting of shareholders of Immutep Limited (ACN 009 237 889) will be held at the time, date and place specified below:

Time:	11.15am (AEDT) (registration commencing 10.45am)
Date:	Friday, 16 November 2018
Place:	Boardroom Pty Limited, Level 12, 225 George St Sydney NSW 2000

for the purposes of transacting the business referred to in this Notice of Annual General Meeting

This is an important document and should be read in its entirety. If you are in doubt as to the course you should follow, please consult your financial or other professional adviser.

AGENDA

ORDINARY BUSINESS

2018 Financial statements and reports

To receive and consider the financial statements, Directors’ report and auditor’s report for the Company and its controlled entities for the financial year ended 30 June 2018.

Resolution 1	Adoption of Remuneration Report

To consider, and if thought fit, to pass the following resolution as a non-binding ordinary resolution:

“That, for the purposes of section 250R(2) of the Corporations Act 2001 (Cth) for all other purposes, the Company adopt the Remuneration Report for the financial year ended 30 June 2018.”

Voting Exclusion Statement:

In accordance with sections 250BD(1) and 250R(4) of the Corporations Act, no member of the Key Management Personnel (KMP) of the Company (details of whose remuneration are included in the Remuneration Report), or a member of the KMP of the Group at the date of the Meeting acting as proxy or a Closely Related Party of any such member may vote on Resolution 1.

However, in accordance with the Corporations Act, a person described above may vote on Resolution 1 if:

•	it is cast by such person as proxy for a person who is permitted to vote, in accordance with the direction specified on the Proxy Form as to how to vote; or

•

it is cast by the chairman of the Meeting as proxy for a person who is permitted to vote, in accordance with an express direction specified on the Proxy Form to vote as the proxy decides even though Resolution 1 is connected directly or indirectly with the remuneration of a member of the KMP of the Company.

If the chairman of the Meeting is appointed as a proxy for a person who is permitted to vote on Resolution 1, the chairman will vote any proxies which do not indicate on their Proxy Form the way the chairman must vote, in favour of Resolution 1.

Resolution 2	Re-election of Director – Dr. Russell John Howard

To consider, and if thought fit, pass the following resolution as an ordinary resolution, with or without amendment:

“That, Dr Russell John Howard, who is retiring in accordance with the Constitution, and who offers himself for re-election, is re-elected as a Director of the Company.”

Note: Dr Russell John Howard retires as a Director in accordance with the requirement of clause 23.1(c) of the Constitution. Being eligible, he offers himself for re-election.

Resolution 3	Approval of additional 10% placement capacity

To consider, and if thought fit, pass the following resolution as a special resolution, with or without amendment:

“That, for the purposes of ASX Listing Rule 7.1A and for all other purposes, Shareholders approve the issue of equity securities totalling up to 10% of the issued capital of the Company (at the time of issue) calculated in accordance with the formula prescribed in ASX Listing Rule 7.1A.2 and on the terms and conditions set out in the Explanatory Memorandum.”

Immutep Limited | 2018 Notice of Annual General Meeting | Page 2

Voting exclusion statement:

The Company will disregard any votes cast in favour of Resolution 3 by or on behalf of a person who is expected to participate in, or who will obtain a material benefit as a result of, the proposed issue (except a benefit solely by reason of being a holder of ordinary securities in the Company); or an associate of that person (or those persons).

However, the Company will not disregard a vote if:

•	it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the Proxy Form; or

•	it is cast by the person chairing the Meeting as proxy for a person who is entitled to vote, in accordance with a direction on the Proxy Form to vote as the proxy decides.

Voting

Resolution 3 is a special resolution and can only be passed if at least 75% of the votes cast, in person or by proxy, by Shareholders entitled to vote on Resolution 3, are voted in favour.

Resolution 4	Ratification of previous Share issue

To consider, and if thought fit, pass the following resolution as an ordinary resolution, with or without amendment:

“That, for the purposes of ASX Listing Rule 7.4 and for all other purposes, the prior issue, on 14 March 2018, of 326,192,381 Shares, on the terms set out in the Explanatory Memorandum be ratified.”

Voting exclusion statement:

The Company will disregard any votes cast in favour of Resolution 4 by or on behalf of any person who participated in the issue of the Shares referred to in Resolution 4; or an associate of that person (or those persons).

However, the Company will not disregard a vote if:

•	it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the Proxy Form; or

•	it is cast by the person chairing the Meeting as proxy for a person who is entitled to vote, in accordance with a direction on the Proxy Form to vote as the proxy decides.

Resolution 5	Approval of grant of performance rights to Dr. Russell John Howard

To consider, and if thought fit, to pass the following resolution as an ordinary resolution, with or without amendment:

“That, for the purposes of ASX Listing Rule 10.11 and for all other purposes, Shareholders approve the issue of 10,000,000 performance rights to subscribe for 10,000,000 fully paid ordinary shares in the Company to Dr. Russell Howard (or his nominee) on the terms and conditions set out in the Explanatory Memorandum.”

Voting exclusion statement:

The Company will disregard any votes cast in favour of Resolution 5 by:

•	or on behalf of Dr Howard or his associates; or

•	by a KMP, or a Closely Related Party of a KMP, as proxy.

However, the Company will not disregard a vote if:

•	it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the Proxy Form; or

•	it is cast by the person chairing the Meeting as proxy for a person who is entitled to vote, in accordance with a direction on the Proxy Form to vote as the proxy decides.

If the chairman of the Meeting is appointed as a proxy for a person who is permitted to vote on Resolution 5, the chairman will vote any proxies which do not indicate on their Proxy Form the way the chairman must vote, in favour of Resolution 5.

Immutep Limited | 2018 Notice of Annual General Meeting | Page 3

Resolution 6	Approval of the use of performance rights and/ or options under the Company’s Executive Incentive Plan

To consider, and if thought fit, to pass the following resolution as an ordinary resolution, with or without amendment:

“That, for the purpose of Exception 9(b) of ASX Listing Rule 7.2 and for all other purposes, approval is given for the issue of performance rights and/ or options to, or for the benefit of employees of the Company under the Company’s Executive Incentive Plan, the terms and conditions set out in the Explanatory Memorandum.”

Voting exclusion statement:

The Company will disregard any votes cast in favour of Resolution 6 by or on behalf of:

•	a director of the Company (except a director who is ineligible to participate in any employee incentive scheme in relation to the Company); and

•	any associate of that Director.

However, the Company will not disregard a vote if:

•	it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the Proxy Form; or

•	it is cast by the person chairing the Meeting as proxy for a person who is entitled to vote, in accordance with a direction on the Proxy Form to vote as the proxy decides.

BY ORDER OF THE BOARD

Deanne Miller

Company Secretary

3 October 2018

Immutep Limited | 2018 Notice of Annual General Meeting | Page 4

NOTES

1.	Explanatory Memorandum

The Explanatory Memorandum and the annexure accompanying this Notice of Annual General Meeting are incorporated in and comprise part of this Notice of Annual General Meeting and should be read in conjunction with this Notice of Annual General Meeting.

2.	Who may vote

In accordance with Regulation 7.11.37 of the Corporations Regulations 2001 (Cth), the Company (as convenor of the Meeting) has determined that a person’s entitlement to attend and vote at the Meeting will be those persons set out in the register of Shareholders as at 7.00pm (AEDT) on Wednesday, 14 November 2018. This means that any Shareholder registered at 7.00pm (AEDT) on Wednesday, 14 November 2018 is entitled to attend and vote at the Meeting.

3.	Proxies

A Shareholder entitled to attend the Meeting and vote, is entitled to appoint a proxy to attend and vote on behalf of that Shareholder at the Meeting.

(a)	A proxy need not be a Shareholder.

(b)

If the Shareholder is entitled to cast two or more votes at the Meeting, the Shareholder may appoint two proxies and may specify the proportion or number of the votes which each proxy is appointed to exercise. If the Shareholder appoints two proxies and the appointment does not specify the proportion or number of votes each proxy may exercise, each proxy may exercise half of the votes held by that Shareholder.

(c)	If the Shareholder appoints only one proxy, that proxy is entitled to vote on a show of hands. If a Shareholder appoints two proxies, only one proxy is entitled to vote on a show of hands.

(d)	Where two proxies are appointed, any fractions of votes resulting from the appointment of two proxies will be disregarded.

(e)	A Proxy Form accompanies this Notice.

(f)	Unless the Shareholder specifically directs the proxy how to vote, the proxy may vote as he or she thinks fit, or abstain from voting.

(g)	If a Shareholder wishes to appoint a proxy, the Shareholder should complete the Proxy Form and comply with the instructions set out in that form relating to lodgement of the form with the Company.

(h)

The Proxy Form must be signed by the Shareholder or his or her attorney duly authorised in writing or, if the Shareholder is a corporation, either signed by an authorised officer or attorney of the corporation or otherwise signed in accordance with the Corporations Act.

(i)

If any attorney or authorised officer signs the Proxy Form on behalf of a Shareholder, the relevant power of attorney or other authority under which it is signed or a certified copy of that power or authority must be deposited with the Proxy Form.

(j)

The Proxy Form (together with any relevant authority) must be received by no later than 11.15am (AEDT) on Wednesday, 14 November 2018 before the time scheduled for the commencement of the meeting (or any adjournment of that meeting).

(k)	The completed Proxy Form may be delivered:

i.	by mail to the Boardroom Pty Limited, GPO Box 3993, Sydney, NSW, 2001;

ii.	personally to Boardroom Pty Limited at Level 12, 225 George Street, Sydney, NSW, 2000;

iii.	online: https://www.votingonline.com.au/immagm2018; or

iv.	by facsimile to + 61 (0)2 9290 9655.

4.	Corporate Representative

Any corporate Shareholder who has appointed a person to act as its corporate representative at the Meeting should provide that person with a certificate or letter executed in accordance with the Corporations Act authorising him or her to act as that company’s representative. The authority must be sent to the Company and/or registry at least 24 hours in advance of the Meeting.

Immutep Limited | 2018 Notice of Annual General Meeting | Page 5

Immutep Limited

ACN: 009 237 889

EXPLANATORY MEMORANDUM

This Explanatory Memorandum forms part of the Notice convening the Annual General Meeting of Shareholders of Immutep Limited (Company) to be held at 11.15am (AEDT) on Friday, 16 November 2018 at the offices of Boardroom Pty Limited at Level 12, 225 George St Sydney, NSW 2000.

This Explanatory Memorandum is to assist Shareholders in understanding the background to, and the legal and other implications of, the Notice and the reasons for the proposed resolutions. Both documents should be read in their entirety and in conjunction with each other.

Terms used but not defined in this Explanatory Memorandum have the meanings given to them in the Glossary on page 15.

1.	2018 FINANCIAL STATEMENTS AND REPORTS

1.1.	Background

The first item of the Notice of Meeting deals with the presentation of the consolidated annual financial report of the Company for the financial year ended 30 June 2018 together with the Directors’ declaration and report in relation to that financial year and the auditor’s report on those financial statements. Shareholders should consider these documents and raise any matters of interest with the Directors when this item is being considered.

1.2.	Action Required

No resolution is required to be moved in respect of this item.

Shareholders will be given a reasonable opportunity at the Meeting to ask questions and make comments on the financial reports and accounts and on the management of the Company.

The Chairman will also provide shareholders a reasonable opportunity to ask the auditor or the auditor’s representative questions relevant to:

(a)	the conduct of the audit;

(b)	the preparation and content of the independent audit report;

(c)	the accounting policies adopted by the Company in relation to the preparation of accounts; and

(d)	the independence of the auditor in relation to the conduct of the audit.

The Chairman will also allow a reasonable opportunity for the auditor or their representative to answer any written questions submitted to the auditor under section 250PA of the Corporations Act (which requires questions to be submitted no later than 5 business days prior to the Meeting).

2.	Resolution 1: Adoption of Remuneration Report

2.1.	Background

In accordance with section 250R(2) of the Corporations Act, the Company is required to put to its Shareholders a resolution that the Remuneration Report as disclosed in the Company’s 2018 annual financial report be adopted. However, such a resolution is advisory only and does not bind the Directors or the Company.

The Remuneration Report sets out the Company’s remuneration arrangements for Key Management Personnel of the Company. The Remuneration Report is part of the Directors’ Report contained in the annual financial report of the Company for the financial year ending 30 June 2018.

A reasonable opportunity will be provided for discussion of the Remuneration Report at the Annual General Meeting.

2.2.	Voting consequences

While the vote on Resolution 1 is advisory only and does not bind the Directors or the Company, under the Corporations Act, if at least 25% of the votes cast on a Remuneration Report resolution are voted against the adoption of the Remuneration Report in two consecutive annual general meetings, the Company will be required to put to Shareholders a resolution proposing the calling of an extraordinary general meeting to consider the re-election of all of the Directors (other than the Chief Executive Officer) who were in office when the applicable Director’s Report was approved at the second annual general meeting (Spill Resolution).

Immutep Limited | 2018 Notice of Annual General Meeting | Page 6

If more than 50% of Shareholders vote in favour of the Spill Resolution, the Company must convene the extraordinary general meeting (Spill Meeting) within 90 days of the second annual general meeting. All of the Directors (other than the Chief Executive Officer) who were in office when the Directors’ Report (as included in the Company’s annual financial report for the financial year ended immediately before the second annual general meeting) was approved, will cease to hold office immediately before the end of the Spill Meeting but may stand for re-election at the Spill Meeting.

Following the Spill Meeting those persons whose election or re-election as Directors of the Company is approved by the Shareholders will be the Directors of the Company.

3.	RESOLUTION 2: RE-ELECTION OF DIRECTOR – DR RUSSELL JOHN HOWARD

3.1.	Background

The Company’s Constitution provides that an election of directors must be held at each annual general meeting.

Dr Howard retires and, being eligible, wishes to stand for re-election in accordance with the Company’s Constitution.

Dr Howard is an Australian scientist, executive manager, and entrepreneur; he was the overall winner of the 2014 Advance Global Australian Award for his global impact on the biotechnology field and green chemistry. He has been a pioneer in the field of molecular parasitology and in leading the commercialization of one of the most important methods used widely today in molecular biology today called “DNA Shuffling“ or “Molecular Breeding.” He is an inventor of nine patents and has over 150 scientific publications.

He has earned his PhD in biochemistry from the University of Melbourne, Dr Howard has held positions at a number of leading research laboratories around the world, including the Immunoparasitology Laboratory at the Walter & Eliza Hall Institute in Melbourne and the National Institutes of Health in Bethesda, Maryland, where he became a tenured investigator. In industry, Dr Howard worked at Schering-Plough’s DNAX Research Institute of Molecular and Cellular Biology in Palo Alto, California; was the President and Scientific Director of Affymax, Inc.; and was the co-founder and CEO of Maxygen, Inc. after its spin-out of Affymax- GlaxoWellcome.

As Maxygen’s CEO, Dr Howard led its IPO in 1999 and a secondary offering raising a total of US $260 million in capital. Under Dr Howard, Maxygen successfully developed and partnered dozens of technology applications and products. After leaving Maxygen in 2008, Dr Howard started the CleanTech company Oakbio, Inc. and remains involved in a number of other innovative biotechnology companies in the USA and Australia.

Dr Howard is also currently Executive Chairman of NeuClone Pty Ltd. He was a Director of Circadian Technologies Ltd from 2013 to 2015.

3.2.	Directors’ recommendation

The Directors unanimously (excluding Dr Russell Howard) recommend that the Shareholders vote in favour of Resolution 2.

4.	RESOLUTION 3: APPROVAL OF ADDITIONAL 10% PLACEMENT CAPACITY

4.1. Background

ASX Listing Rule 7.1A enables eligible entities to issue equity securities (in an existing quoted class) up to 10% of its issued share capital on issue 12 months before the issue date or date of agreement to issue through placements over a 12-month period after the AGM (10% Placement Facility). The 10% Placement Facility is in addition to the Company’s 15% placement capacity under ASX Listing Rule 7.1.

An eligible entity for the purposes of ASX Listing Rule 7.1A is an entity that is not included in the S&P/ASX 300 Index and has a market capitalisation of A$300 million or less. The Company is an eligible entity.

The Company is now seeking Shareholder approval, by way of a special resolution, to have the ability to issue equity securities (in an existing quoted class) under the 10% Placement Facility.

The exact number of equity securities to be issued under the 10% Placement Facility will be determined in accordance with the formula prescribed in ASX Listing Rule 7.1A.2 (refer below).

The Directors believe that Resolution 4 is in the best interests of the Company and unanimously recommend that Shareholders vote in favour of Resolution 4.

Immutep Limited | 2018 Notice of Annual General Meeting | Page 7

4.2.	Description of ASX Listing Rule 7.1A

a)	Shareholder approval:

The ability to issue equity securities (in an existing quoted class) under the 10% Placement Facility is subject to Shareholder approval by way of a special resolution at an annual general meeting.

b)	Equity securities:

Any equity securities issued under the 10% Placement Facility must be in the same class as an existing quoted class of equity securities of the Company. As at the date of this Notice, the Company has one class of quoted equity securities on issue, being Shares.

c)	Formula for calculating 10% Placement Facility:

ASX Listing Rule 7.1A.2 provides that eligible entities which have obtained Shareholder approval at an annual general meeting may issue or agree to issue, during the 12-month period after the date of the annual general meeting, a number of equity securities calculated in accordance with the following formula:

(A x D) – E

A is the number of fully paid ordinary securities issue 12 months before the date of issue or date of agreement to issue:

•	plus the number of fully paid ordinary securities issued in the 12 months under an exception in ASX Listing Rule 7.2;

•	plus the number of partly paid ordinary securities that became fully paid in the 12 months;

•	plus the number of fully paid ordinary securities issued in the 12 months with approval of holders of ordinary securities under ASX Listing Rules 7.1 or 7.4;

•	less the number of fully paid ordinary securities cancelled in the 12 months.

Note, that A has the same meaning in ASX Listing Rule 7.1 when calculating an entity’s 15% placement capacity.

D is 10%

E is the number of equity securities issued or agreed to be issued under ASX Listing Rule 7.1A.2 in the 12 months before the date of the issue or agreement to issue that are not issued with the approval of holders of ordinary securities under ASX Listing Rule 7.1 or 7.4.

d)	ASX Listing Rule 7.1 and ASX Listing Rule 7.1A:

The ability of an entity to issue equity securities (in an existing quoted class) under ASX Listing Rule 7.1A is in addition to the entity’s 15% placement capacity under ASX Listing Rule 7.1.

At the date of this Notice, the Company has on issue 3,079,008,729 Shares. At present, the Company has a capacity to issue a remaining:

(a)	326,662,990 equity securities under ASX Listing Rule 7.1; and

(b)	35,348,716 Shares under ASX Listing Rule 7.1A.

The actual number of equity securities that the Company will have capacity to issue under ASX Listing Rule 7.1A will be calculated at the date of issue of the equity securities in accordance with the formula prescribed in ASX Listing Rule 7.1A.2.

e)	Minimum issue price:

The issue price of equity securities issued under ASX Listing Rule 7.1A must be not less than 75% of the VWAP of equity securities in the same class calculated over the 15 trading days on which trades in the relevant class were recorded immediately before:

(a)	the date on which the price at which the equity securities are to be issued is agreed; or

(b)	if the equity securities are not issued within 5 trading days of the date in paragraph (a) above, the date on which the equity securities are issued.

f)	10% Placement period:

Shareholder approval of the 10% Placement Facility under ASX Listing Rule 7.1A is valid from the date of the annual general meeting at which the approval is obtained and expires on the earlier to occur of:

(a)	the date that is 12 months after the date of the annual general meeting at which the approval is obtained; or

(b)

the date of the approval by Shareholders of a transaction under ASX Listing Rules 11.1.2 (a significant change to the nature or scale of activities) or 11.2 (disposal of main undertaking), or such longer period if allowed by ASX (10% Placement Period).

Immutep Limited | 2018 Notice of Annual General Meeting | Page 8

The effect of Resolution 4 will be to allow the Directors to issue the equity securities (in an existing quoted class) under ASX Listing Rule 7.1A during the 10% Placement Period without using the Company’s 15% placement capacity under ASX Listing Rule 7.1.

4.3.	Special Resolution

Resolution 3 is a special resolution and therefore requires approval of 75% of the votes cast by Shareholders present and eligible to vote (in person, by proxy, by attorney or, in the case of a corporate Shareholder, by a corporate representative).

4.4.	Specific information required by ASX Listing Rule 7.3A

Pursuant to and in accordance with ASX Listing Rule 7.3A, the following information is provided in relation to the approval of the 10% Placement Facility:

(a)

The equity securities will be issued at an issue price of not less than 75% of the VWAP for the equity securities over the 15 trading days on which trades in the relevant class were recorded immediately before:

i.	the date on which the price at which the equity securities are to be issued is agreed; or

ii.	if the equity securities are not issued within 5 trading days of the date in paragraph (i) above, the date on which the equity securities are issued.

(b)

If Resolution 3 is approved by Shareholders and the Company issues equity securities under the 10% Placement Facility, the existing Shareholders’ economic and voting power in the Company will be diluted as shown in the table below. There is a risk that:

i.

the market price for the Company’s equity securities may be significantly lower on the date of the issue of the equity securities than on the date Shareholders provide their approval under ASX Listing Rule 7.1A; and

ii.

the equity securities may be issued at a price that is at a discount to the market price for the Company’s equity securities on the issue date, which may have an effect on the amount of funds raised by the issue of the equity securities.

The table below shows the dilution of existing Shareholders on the basis of the current market price of Shares and the current number of Shares for variable “A” calculated in accordance with the formula in ASX Listing Rule 7.1A.2 as at the date of this Notice.

The table also shows:

(a)

two examples where variable “A” has increased, by 50% and 100%. Variable “A” is based on the number of Shares the Company has on issue as at 3 October 2018. The number of Shares on issue may increase as a result of issues of Shares that do not require Shareholder approval (for example, a pro rata entitlements issue to all Shareholders) or future specific placements under ASX Listing Rule 7.1 that are approved at a future Shareholders’ Meeting; and

(b)	two examples of where the issue price of Shares has decreased by 50% and increased by 100% as against the current market price as at the close of trading on 3 October 2018.

Variable A in ASX Listing Rule 7.1.A.2		Dilution
		0.026 50% decrease in Current Market Price	0.052 Current Market Price	0.104 100% increase in Current Market Price
Current Variable A 3,079,008,729	10% Voting Dilution	307,900,873	307,900,873	307,900,873
	Funds Raised	$8,005,423	$16,010,845	$32,021,691
50% increase in current Variable A 4,618,513,094	10% Voting Dilution	461,851,309	461,851,309	461,851,309
	Funds Raised	$12,008,134	$24,016,268	$48,032,536
100% increase in current Variable A 6,158,017,458	10% Voting Dilution	615,801,746	615,801,746	615,801,746
	Funds Raised	$16,010,845	$32,021,691	$64,043,382

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The table has been prepared on the following assumptions:

(a)	The Company issues the maximum number of equity securities available under the 10% Placement Facility.

(b)	All Resolutions under this Notice are carried.

(c)	The 10% voting dilution reflects the aggregate percentage dilution against the issued share capital at the time of issue. This is why the voting dilution is shown in each example as 10%.

(d)

The table does not show an example of dilution that may be caused to a particular Shareholder by reason of placements under the 10% Placement Facility, based on that Shareholder’s holding at the date of the Annual General Meeting.

(e)	The table shows only the effect of issues of equity securities under ASX Listing Rule 7.1A, not under the 15% placement capacity under ASX Listing Rule 7.1.

(f)	The issue of equity securities under the 10% Placement Facility consists only of Shares.

(c)

The Company will only issue and allot the equity securities during the 10% Placement Period. The approval under Resolution 3 for the issue of the equity securities (in an existing quoted class) will cease to be valid in the event that Shareholders approve a transaction under ASX Listing Rule 11.1.2 (a significant change to the nature or scale of activities) or ASX Listing Rule 11.2 (disposal of main undertaking).

(d)	The Company may seek to issue the equity securities for the following purposes:

i.

non-cash consideration for the acquisition of new business assets and investments. In such circumstances the Company will provide a valuation of the non-cash consideration as required by ASX Listing Rule 7.1A.3; or

ii.

cash consideration. In such circumstances, the Company intends to use the funds raised towards an acquisition of new business assets or investments (including expenses associated with such acquisition) and/or general working capital.

The Company will comply with the disclosure obligations under ASX Listing Rules 7.1A.4 and 3.10.5A upon the issue of any equity securities under the 10% Placement Facility.

(e)	The Company’s allocation policy will depend on the prevailing market conditions at the time of any proposed issue pursuant to the 10% Placement Facility.

The identity of the allottees under the 10% Placement Facility of equity securities will be determined on a case-by-case basis having regard to factors including, but not limited to, the following:

i.	the methods of raising funds that are available to the Company, including but not limited to, a rights issue or other issue in which existing Shareholders can participate;

ii.	the effect the issue of the equity securities might have on the control of the Company;

iii.	the financial situation and solvency of the Company; and

iv.	advice from corporate, financial and broking advisers (if applicable).

The allottees under the 10% Placement Facility have not been determined as at the date of this Notice but may include existing Shareholders and/or new Shareholders who are not related parties or associates of a related party of the Company.

If the Company were to acquire an asset or investment in exchange for Shares, it is likely that the allottee under the 10% Placement Facility would be the vendor of the asset or investment.

(f)	This is the fifth occasion on which Shareholder approval has been sought under ASX Listing Rule 7.1A, with the Company having received Shareholder approval at the 2014, 2015, 2016 and 2017 AGMs.

The total number of equity securities issued in the 12 months preceding the date of the Meeting is 820,703,038 representing 26.31 % of the equity securities on issue at the commencement of that 12-month period.

Annexure A to this Notice sets out details of the issues of equity securities which have been made by the Company during the 12 months preceding the date of the Meeting.

At the date of the Notice, the Company has not approached any particular existing Shareholder or security holder or an identifiable class of existing security holder to participate in the issue of the equity securities. No existing Shareholder’s votes will therefore be excluded under the voting exclusion in the Notice.

Immutep Limited | 2018 Notice of Annual General Meeting | Page 10

4.5.	Directors’ recommendation

The Directors unanimously recommend that Shareholders vote in favour of Resolution 3.

5.	RESOLUTION 4: RATIFICATION OF PREVIOUS SHARE ISSUE

5.1.	Background

On 14 March 2018, to secure a capital raising of approximately A$6.85 million (details of which were announced to ASX on 14 March 2018), the Company issued 326,192,381 Shares at an issue price of A$0.021 per Share (Placement Shares)

5.2.	ASX Listing Rules

ASX Listing Rule 7.1 restricts the Company from issuing new securities in excess of 15% of the existing capital of the Company in any 12 month period without the prior approval of Shareholders, unless one of the exceptions in ASX Listing Rule 7.2 applies. The Placement Shares were within this limitation. Under ASX Listing Rule 7.4 an issue of securities will be treated as having been made with the approval of shareholders for the purposes of ASX Listing Rule 7.1 if the issue did not breach ASX Listing Rule 7.1 at the time and shareholders subsequently approve it. As the issue of the Placement Shares was within the Company’s ASX Listing Rule 7.1 capacity and was not previously approved by Shareholders, the Company now seeks Shareholder ratification of the issue of the Placement Shares pursuant to ASX Listing Rule 7.4.

If Resolution 4 is approved, the prior issue of the Placement Shares may be treated by the Company as having been made with Shareholder approval under ASX Listing Rule 7.1. The Company will therefore be able to issue additional equity securities without the Placement Shares the subject of this Resolution 8 counting towards the 15% threshold for the purposes of ASX Listing Rule 7.1.

ASX Listing Rule 7.5 sets out a number of items which must be included in a notice of meeting proposing a ratification of securities under ASX Listing Rule 7.4. The following information is provided in accordance with ASX Listing Rule 7.5:

Number of Placement Shares issued:	326,192,381

The issue price of the Placement Shares:	The Placement Shares were issued at A$0.021 per Placement Share

The names of the persons who were issued with the Placement Shares and the Placement Warrants or the basis on which those persons were determined:	The Placement Shares were issued to Platinum Investment Management Limited, Australian Ethical Investment Limited, Lucy Turnbull AO and U.S. Healthcare Institutional Investors including Ridgeback Capital Investments

Terms of the Placement Shares:	The Placement Shares were issued on the same terms as, and rank equally in all respects with, the Company’s existing Shares.

The intended use of funds raised:	The funds raised from the issue of the Placement Shares were used to support the Company’s ongoing and planned immuno- oncology clinical development programs, its pre—clinical program in autoimmune disease and for general working capital purposes.

5.3.	Directors’ recommendation

The Board recommends that Shareholders vote in favour of Resolution 4.

6.	RESOLUTION 5: APPROVAL OF GRANT OF PERFORMANCE RIGHTS TO DR. RUSSELL JOHN HOWARD

6.1.	General

Resolution 5 seeks approval, for the purposes of ASX Listing Rule 10.11 and for all other purposes, for the grant of 10,000,000 performance rights to subscribe for 10,000,000 Shares to Dr. Howard (or his nominee).

The performance rights which are proposed to be issued to Dr. Howard (or his nominee) will be issued on the terms and conditions set out in the Appendix 3Y lodged on the ASX on 22 December 2017 and set out below.

The performance rights are proposed to be issued to Dr. Howard as remuneration for his services as a Director and in lieu of cash remuneration for Director’s fees.

Immutep Limited | 2018 Notice of Annual General Meeting | Page 11

The performance rights which are proposed to be granted to Dr. Howard are being granted for the sole purpose of remunerating him for his services as Director of the Company in lieu of additional cash, for his increased responsibilities subsequent to his appointment as Chairman of the Company. The Board believes that the grant of performance rights to Dr. Howard is reasonable as the value of the performance rights will be moderated in accordance with the terms set out in Annexure B to this Explanatory Memorandum. The grant of performance rights is similarly reasonable to the Company, as they allow for the preservation of cash reserves, and will not substantially dilute the remaining Shareholder’s shareholdings.

The Directors have therefore formed the view that the proposed grant of performance rights to Dr. Howard, is reasonable and appropriate having regard to the circumstances of the Company and Dr. Howard’s duties and responsibilities.

Having regard to this, the Directors are of the view that Resolution 5 is not subject to Chapter 2E of the Corporations Act, as the performance rights fall under the exception provided for in section 211(1) of the Corporations Act.

ASX Listing Rule 10.11.

Accordingly, Shareholder approval for the grant of the performance rights to Dr. Howard is required pursuant to ASX Listing Rule 10.11. If Shareholder approval is given under ASX Listing Rule 10.11, separate approval is not required under ASX Listing Rule 7.1. Shareholders should therefore note that if the issue of performance rights to Dr. Howard is approved for the purposes of ASX Listing Rule 10.11, the issue will not be included in the Company’s 15% placement capacity for the purposes of ASX Listing Rule 7.1.

ASX Listing Rule 10.13 sets out a number of items which must be included in a notice of meeting proposing an approval under ASX Listing Rule 10.11. For the purposes of ASX Listing Rule 10.13, the following information is provided to Shareholders:

a)	the performance rights will be offered and, if accepted, granted to Dr. Howard (or his nominee);

b)	the maximum number of performance rights to be issued is 10,000,000;

c)	the performance rights will be issued on a date which will be no later than one month after the date of the Meeting;

d)

no issue price will be payable for the grant of the performance rights or to exercise the performance rights. The performance rights will be issued to Dr. Howard in lieu of the payment of Directors fees to him; and

e)	no funds will be raised by the issue of the performance rights to Dr. Howard.

Further details of the terms and conditions of the performance rights to be issued to Dr. Howard are set out in Annexure B to this Explanatory Memorandum.

From an economic and commercial point of view, the Directors do not consider that there are any material costs or detriments for the Company or benefits foregone by the Company in issuing the performance rights pursuant to this Resolution 5.

The performance rights are being issued to Dr. Howard with the consent of the Company’s Remuneration Committee and, in accordance with the Company’s remuneration policy and framework, namely that the remuneration is:

a)	competitive and reasonable, enabling the Company to attract and retain key talent from both the domestic and international market places;

b)	aligned to the Company’s strategic and business objectives and the creation of Shareholder value; and

c)	acceptable and transparent to Shareholders.

6.2.	Directors’ recommendation

The Board (with Dr. Howard abstaining) recommends that Shareholders vote in favour of Resolution 5 as it provides a low cost alternative to remunerate Dr. Howard while aligning the Company’s interests with those of Dr. Howard.

7.	RESOLUTION 6: EXECUTIVE INCENTIVE PLAN

7.1.	General

The Company endeavors to achieve simplicity and transparency in remuneration design, whilst also balancing competitive market practices in the United States, Germany, France and Australia. In light of our increasing operations globally, the Board has reviewed the Company’s long-term incentive arrangements to ensure that it continues to retain and motivate key executives in a manner that is aligned with members’ interests. The Board has previously obtained external remuneration advice to assist with the design of the Executive Incentive Plan (EIP).

Immutep Limited | 2018 Notice of Annual General Meeting | Page 12

As a result of that review and advice, the Board has resolved to continue to adopt the ‘umbrella’ EIP pursuant to which it may invite eligible executives to apply for the grant of performance rights and/or Options. The performance rights and Options under this proposed EIP will be granted in accordance with the EIP Rules as set out in paragraph 7.3 below.

It is the Board’s view that the award of performance rights and/or Options under the proposed EIP will provide meaningful remuneration opportunities, which are aligned with the Company’s share price performance and will reflect the importance of retaining the Company’s world-class management team.

7.2.	ASX Listing Rules

Member approval is being sought under Exception 9(b) of ASX Listing Rule 7.2 so that the Company will be able to grant Options and/or performance rights under the EIP during the three years after the Annual General Meeting as an exception to ASX Listing Rule 7.1.

ASX Listing Rule 7.1 prohibits the Company from issuing or agreeing to issue more than 15% of its issued equity securities in any 12 month period without the approval of the holders of ordinary securities. However, ASX Listing Rule 7.2 sets out a number of exceptions to ASX Listing Rule 7.1. These exceptions include Exception 9(b), which provides that ASX Listing Rule 7.1 does not apply to an issue of securities under an employee incentive scheme if within three years before the date of issue the holders of ordinary securities have approved the issue of securities under the scheme as an exception to ASX Listing Rule 7.1.

7.3.	Summary of the terms of the EIP

(a)	Operation

The Board is responsible for administering the EIP in accordance with the EIP Rules. A grant of performance rights and/or Options under the EIP will be subject to both the EIP Rules and the terms and conditions of the specific grant.

All future offers to Australian employees and executives of the Company under the EIP will be made in accordance with the requirements of the Corporations Act, any applicable ASIC Class Order and the ASX Listing Rules.

(b)	Eligibility

The EIP is open to employees (including Directors employed in an executive capacity) of the Company who are invited by the Board to participate in the EIP. The EIP is not open to non-executive Directors of the Company. All non-executive Directors are ineligible to participate in any current employee incentive scheme of the Company. The Board may invite employees to apply for performance rights and/or Options under the EIP in its absolute discretion.

(c)	Grant

No payment is required on the grant of a performance right and no exercise price is payable upon the performance right vesting. No payment is required on the grant of an Option. The exercise price of an Option will be determined by the Board in its discretion and specified in the participant’s invitation letter.

(d)	Vesting

The vesting of a performance right will be conditional on the satisfaction of any performance conditions attaching to the performance right. Performance conditions will be determined by the Board in its discretion and specified in the participant’s invitation letter.

Where relevant performance conditions are met, then the performance right will vest and automatically be exercised into Shares.

The vesting of an Option will be conditional on the satisfaction of any performance conditions attaching to the Option. Performance conditions will be determined by the Board in its discretion and specified in the participant’s invitation letter.

Where a participant ceases to be an employee of the Company because of total and permanent disability, death, or any other circumstance determined by the Board in its discretion, the Board may determine that any of the performance rights and/or Options granted to a participant will vest, whether or not any performance conditions attaching to the performance right and/or Option have been met.

Notwithstanding this and subject to the ASX Listing Rules:

(i)

the Board may vest some or all of a participant’s performance rights and/or Options even if a performance condition has not been met, if the Board considers that to do so would be in the interests of the Company; and

Immutep Limited | 2018 Notice of Annual General Meeting | Page 13

(ii)	the vesting of a participant’s performance rights and/or Options may be made subject to further conditions as determined by the Board.

(e)	Lapse of performance rights and Options

All performance rights and Options that have not vested on or before the fifth anniversary of their grant date will automatically lapse. Performance rights and Options will also lapse if the applicable performance conditions attaching to them are not met within a prescribed period determined by the Board in its discretion.

If a participant ceases to be an employee of the Company (other than in the circumstances referred to in paragraph (d) above), the participant’s performance rights and/or Options will lapse automatically on cessation of the participant’s employment unless the Board determines otherwise within 60 days of the date of cessation of the participant’s employment.

(f)	Conversion

A participant may at any time request the Board to convert any or all of the participant’s unvested performance rights to Options, or vice versa, at a rate of conversion determined by the Board in its absolute discretion. Any converted performance rights or Options will be subject to the same terms and conditions of the original performance rights or Options (as applicable) granted to the participant unless otherwise determined by the Board in its discretion.

(g)	Dealing with performance rights and Options

Performance rights and Options are not transferable, except on the participant’s death, to their legal personal representative.

(h)	Shares

Each performance right will entitle a participant to one Share upon vesting. Each Option will entitle a participant upon vesting to subscribe for one Share at the exercise price specified by the Board in the participant’s invitation letter. Shares issued as a result of the vesting of a performance right or vesting and exercise of an Option will rank equally with the Shares currently on issue.

(i)	Maximum number of performance rights and Options

The Board may grant such number of performance rights and/or Options under the EIP as the Board determines so long as no limit specified, imposed or calculated by any relevant policy or guideline of ASIC, including any regulatory guide, class order or condition for relief, is exceeded.

(j)	Takeovers

In the event of a takeover bid (as defined in the Corporations Act), a participant’s performance rights and Options will vest immediately to the extent that the performance conditions attaching to those performance rights and/or Options have been satisfied and the remaining performance rights and/or Options will lapse.

(k)	Reconstruction of capital

If the Company makes a bonus issue, then a participant will become entitled to a proportionately greater number of Shares on vesting of the performance rights and/or Options held, as if the performance rights and/or Options had vested before the bonus issue. If there is any other form of capital reconstruction, the number of performance rights and/or Options will be adjusted in accordance with the ASX Listing Rules.

A participant is not entitled to participate in any new issue of securities in the Company other than as described above.

(l)	Amendment of Incentive Plan

Subject to the ASX Listing Rules, the Board may amend the rules of the EIP, but no amendment may materially reduce the rights of participants generally in respect of the performance rights and/or Options granted to them, except an amendment made primarily to enable compliance with the law governing or regulating the EIP, to correct a manifest error or mistake, to take into account changes in development in taxation law or to enable compliance with the Corporations Act or the ASX Listing Rules.

7.4.	Number of securities issued under the EIP since the date of last approval

141,310,315 securities have been granted by the Company under the EIP since the date of last approval.

7.5.	Voting exclusion statement

A voting exclusion statement is included in the Notice accompanying this Explanatory Note.

7.6.	Directors’ recommendation

The non-executive Directors recommend that members vote in favour of Resolution 6.

Immutep Limited | 2018 Notice of Annual General Meeting | Page 14

GLOSSARY

Throughout this Explanatory Memorandum the following various words and phrases are capitalised and the definitions of these capitalised words and phrases are set out below:

“ADS” means an American Depositary Share representing an interest in 100 Shares;

“AEDT” means Australian Eastern Daylight Time;

“Annual General Meeting” means the meeting convened by the Notice of Meeting;

“ASIC” means the Australian Securities & Investments Commission;

“ASX” means ASX Limited (ACN 008 624 691) or the market it operates, as the context requires;

“ASX Listing Rules” or “Listing Rules” means the Official Listing Rules of the ASX as amended or waived from time to time;

“Board” means the board of Directors of the Company;

“Chairman” means chairman of the annual general meeting;

“Closely Related Party” of a member of the Key Management Personnel means:

(a)	A spouse or child of the member;

(b)	A child of the member’s spouse;

(c)	A dependant of the member or the member’s spouse;

(d)	Anyone else who is one of the member’s family and may be expected to influence the member, or be influenced by the member, in the member’s dealing with the entity;

(e)	A company the member controls; or

(f)	A person prescribed by the Corporation Regulations

“Company”	means Immutep Limited ACN 009 237 889;

“Constitution”	means the Company’s constitution;

“Corporations	Act” means the Corporations Act 2001 (Cth);

“Corporations Regulations” means the Corporations Regulations 2001 (Cth)

“Directors” means the current directors of the Company;

“Explanatory Memorandum” means this Explanatory Memorandum as modified or varied by any supplementary Memorandum issued by the Company from time to time;

“Group” means the Company and its controlled entities;

“Key Management Personnel” or “KMP” has the same meaning as in the accounting standards and broadly includes those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, including any Director (whether executive or otherwise) of the Company;

“Meeting” or “Annual General Meeting” means the annual general meeting convened by this Notice;

“Notice” or “Notice of Meeting” means the notice convening the annual general meeting of the Company to be held on 16 November 2018 which accompanies this Explanatory Memorandum;

“Plan” means the Company’s Executive Incentive Plan (as in place from time to time);

“Proxy Form” means the proxy form that is enclosed with, and forms part of, this Notice;

“Remuneration Report” means the section of the Directors’ Report contained in the Company’s 2018 Annual Report titled ‘Remuneration Report’;

“Resolution” means a resolution in the form proposed in the Notice of Meeting;

“Shareholder” means a registered holder of a Share in the Company;

“VWAP” means volume weighted average price; and

“Warrants” means warrants over ADS’s.

Immutep Limited | 2018 Notice of Annual General Meeting | Page 15

Annexure A

Date of Issue:	4 December 2017
Number issued:	a) 16,666,667 Ordinary Shares
b) 20,000,000 Ordinary Shares
c) 13,272,356 Performance Rights
d) 50,000,000 Performance Rights
e) 60,000,000 Performance Rights
f) 15,000,000 Performance Rights

Class/ Type of equity security:	a) and b) Ordinary Shares
c) to f) Performance Rights

Summary of terms:	a) Ordinary Shares will rank pari passu with existing Ordinary Shares
b) Ordinary Shares will rank pari passu with existing Ordinary Shares
c) Performance Rights:

	Number of performance rights	13,272,356 Performance Rights

	Vesting Date	4,739,293 on 1 October 2018, 4,266,531 on 1 October 2019 and 4,266,531 on 1 October 2020.

	Last Exercise Date	The performance rights will expire, if not exercised, one year after the relevant vesting date for each tranche of performance rights (see above)

	Exercise Price	Performance rights will be granted at no cost. Once the vesting conditions (service only) are met (or waived in exceptional circumstances), the performance rights will be exercisable at nil cost.

	Vesting conditions	Service-based vesting conditions only.

d) Performance Rights:

	Number of performance rights	50,000,000 Performance Rights

	Vesting Date	16,666,667 on 4 December 2017, 16,666,667 on 1 December 2018 and 16,666,666 on 1 December 2019.

	Last Exercise Date	The performance rights will expire, if not exercised, one year after the relevant vesting date for each tranche of performance rights (see above)

	Exercise Price	Performance rights will be granted at no cost. Once the vesting conditions (service only) are met (or waived in exceptional circumstances), the performance rights will be exercisable at nil cost.

	Vesting conditions	Service-based vesting conditions only.

Immutep Limited | 2018 Notice of Annual General Meeting | Page 16

Summary of terms:	e) Performance Rights granted as LTIs:

	Number of performance rights	60,000,000 Performance Rights

	Vesting Date	20,000,000 on 4 December 2017, 20,000,000 on 1 December 2018 and 20,000,000 on 1 December 2019.

	Last Exercise Date	The performance rights will expire, if not exercised, one year after the relevant vesting date for each tranche of performance rights (see above)

	Exercise Price	Performance rights will be granted at no cost. Once the vesting conditions (service only) are met (or waived in exceptional circumstances), the performance rights will be exercisable at nil cost.

	Vesting conditions	Based on meeting minimum service conditions and Key Performance Indicators.

f) Performance Rights granted as LTIs:

	Number of performance rights	15,000,000 Performance Rights

	Vesting Date	5,000,000 on 1 June 2018, 5,000,000 on 1 June
2019 and 5,000,000 on 1 June 2020.

	Last Exercise Date	The performance rights will expire, if not exercised, one year after the relevant vesting date for each tranche of performance rights (see above)

	Exercise Price	Performance rights will be granted at no cost. Once the vesting conditions (service only) are met (or waived in exceptional circumstances), the performance rights will be exercisable at nil cost.

	Vesting conditions	Based on meeting minimum service conditions and Key Performance Indicators.

Name of persons who received	a) Exercise of performance rights issued under the Executive Incentive Plan securities or basis on which persons
was determined:	b) Exercise of performance rights issued under the Executive Incentive Plan
c) Performance Rights are issued to non-executive directors with shareholders’ approval
d) Performance Rights are issued to employee under the Executive Incentive Plan.
e) Performance Rights are issued to employee under the Executive Incentive Plan.
f) Performance Rights are issued to employee under the Executive Incentive Plan.

Price:	The Performance Rights and Ordinary Shares were issued for nil consideration.

Discount to market price:	Not applicable

Total cash consideration received:	Nil

Amount of cash consideration spent:	Not applicable

Use of consideration:	Not applicable

Current value of that non-cash consideration	$860,000 for ordinary shares and $3,243,537 for Performance Rights

Immutep Limited | 2018 Notice of Annual General Meeting | Page 17

Date of Issue:	14 March 2018

Number issued:	326,192,381 Ordinary Shares

Class/ Type of equity security:	Fully Paid Ordinary Shares

Summary of terms:	Fully Paid Ordinary Shares will rank pari passu with existing Ordinary Shares.

Name of persons who received securities or basis on which persons was determined:	The Placement Shares were issued to Platinum Investment Management Limited, Australian Ethical Investment Limited, Lucy Turnbull AO and U.S. Healthcare Institutional Investors including Ridgeback Capital Investments

Price:	$0.021 per share to raise $6,850,040.00

Discount to market price:	Discount of 12.5% to Immutep’s ASX closing share price on 9 March 2018 of $0.024.

Total cash consideration received:	$6,850,040.00

Amount of cash consideration spent:	Nil

Use of consideration:	The Company intends to use the funds raised from the issue of the Placement Shares to support the Company’s ongoing and planned immuno—oncology clinical development programs, its pre—clinical program in autoimmune disease and for general working capital purposes.

Current value of that non-cash consideration	Not applicable

Date of Issue:	13 April 2018

Number issued:	300,561,089 Ordinary Shares

Class/ Type of equity security:	Fully Paid Ordinary Shares

Summary of terms:	Ordinary Shares will rank pari passu with existing Ordinary Shares

Name of persons who received securities or basis on which persons was determined:	The Shares were issued to eligible shareholders under the Share Purchase Plan (SPP).

Price:	$0.021 per share to raise $6,311,770.00

Discount to market price:	Discount of 12.5% to Immutep’s ASX closing share price on 9 March 2018 of $0.024.

Total cash consideration received:	$6,311,770.00

Amount of cash consideration spent:	Nil

Use of consideration:	The Company intends to use the funds raised from the issue of the Placement Shares to support Company’s ongoing and planned immune—oncology clinical development programs, its pre—clinical program in autoimmune disease and for general working capital purposes.

Current value of that non-cash consideration	Not applicable

Immutep Limited | 2018 Notice of Annual General Meeting | Page 18

Date of Issue:	27 September 2018

Number issued:	6,003,000 Ordinary Shares

Class/ Type of equity security:	Fully Paid Ordinary Shares

Summary of terms:	Ordinary Shares will rank pari passu with existing Ordinary Shares

Name of persons who received securities or basis on which persons was determined:	The Shares were issued to shareholders on exercise of 60,030 warrants over American Depository Shares (ADS) at US$2.50 per warrant. Each warrant represents one ADS, where one ADS = 100 ordinary shares.

Price:	US$2.50 per ADS (1 ADS = 100 ordinary shares)

Discount to market price:	Not applicable

Total cash consideration received:	US$150,075

Amount of cash consideration spent:	Nil

Use of consideration:	The Company intends to use the funds raised from the issue of the Placement Shares to support Company’s ongoing and planned immuno-oncology clinical development programs, its pre—clinical program in autoimmune disease and for general working capital purposes.

Current value of that non-cash consideration	Not applicable

Date of Issue:	28 September 2018

Number issued:	837,600 Ordinary Shares

Class/ Type of equity security:	Fully Paid Ordinary Shares

Summary of terms:	Ordinary Shares will rank pari passu with existing Ordinary Shares

Name of persons who received securities or basis on which persons was determined:	The Shares were issued to shareholders on exercise of 8,376 warrants over American Depository Shares (ADS) at US$2.50 per warrant. Each warrant represents one ADS, where one ADS = 100 ordinary shares.

Price:	US$2.50 per ADS (1 ADS = 100 ordinary shares)

Discount to market price:	Not applicable

Total cash consideration received:	US$20,940

Amount of cash consideration spent:	Nil

Use of consideration:	The Company intends to use the funds raised from the issue of the Placement Shares to support Company’s ongoing and planned immuno-oncology clinical development programs, its pre—clinical program in autoimmune disease and for general working capital purposes.

Current value of that non-cash consideration	Not applicable

Immutep Limited | 2018 Notice of Annual General Meeting | Page 19

Date of Issue:	2 October 2018
Number issued:	1. 7,751,152 Unlisted Performance Rights 2. 5,000,000 Ordinary Shares 3. 4,739,293 Ordinary Shares 4. 2,736,367 Ordinary Shares 5. 32,541,200 Ordinary Shares

Class/ Type of equity security:	1. Unlisted Performance Rights 2. Ordinary Shares 3. Ordinary Shares 4. Ordinary Shares 5. Ordinary Shares

Summary of terms:	1. Performance Rights
	Number of performance rights	7,751,152
	Vesting conditions	Based on meeting the Key Performance Indicators (KPIs) and Service Condition.
	Tranche 1	3,875,578 on 1 October 2019
	Tranche 2	3,875,574 on 1 October 2020
	Expiry Date	The performance rights will expire, if not exercised, one year after the relevant vesting date for each tranche of performance rights (see above).
	Price of performance rights	Performance rights will be granted at no cost. Once the vesting conditions are met (or waived in exceptional circumstances), the performance rights will be exercisable at nil cost.

2.  Pari passu with existing Fully Paid Ordinary Shares

3.  Pari passu with existing Fully Paid Ordinary Shares

4.  Pari passu with existing Fully Paid Ordinary Shares

5.  Pari passu with existing Fully Paid Ordinary Shares

Name of persons who received securities or basis on which persons was determined:

1.  Unlisted Performance Rights are issued to employees under the Executive Incentive Plan

2.  Vesting & exercise of Performance Rights under the Executive Incentive Plan into fully paid ordinary shares.

3.  Mr Grant Chamberlain exercises 1st tranche of his performance rights which vested to him i.e. 4,739,293 to convert to ordinary shares, in accordance with shareholder approval received at the AGM on 17 November 2017.

4.  Mr Pete Meyers exercises 2nd tranche of his performance rights which vested to him i.e. 2,736,367 to convert to ordinary shares, in accordance with shareholder approval received at the AGM on 25 November 2016.

5.  Issuance of ordinary shares to US investors on exercise of 325,412 warrants over American Depository Shares (ADS) at US$2.50 per warrant. Each warrant represents one ADS, where one ADS = 100 ordinary shares.

Price:	1. Nil 2. Nil 3. Nil 4. Nil 5. US$2.50 per ADS (1 ADS = 100 ordinary shares)

Immutep Limited | 2018 Notice of Annual General Meeting | Page 20

Discount to market price:	Not applicable

Total cash consideration received:	1. Nil 2. Nil 3. Nil 4. Nil 5. US$813,530

Amount of cash consideration spent:	Nil

Use of consideration:	The Company intends to use the funds raised from the issue of the Placement Shares to support Company’s ongoing and planned immune—oncology clinical development programs, its pre—clinical program in autoimmune disease and for general working capital purposes.

Current value of that non-cash consideration	Not applicable

Date of Issue:	3 October 2018

Number issued:	1,068,600 Ordinary Shares

Class/ Type of equity security:	Fully Paid Ordinary Shares

Summary of terms:	Ordinary Shares will rank pari passu with existing Ordinary Shares

Name of persons who received securities or basis on which persons was determined:	The Shares were issued to shareholders on exercise of 10,686 warrants over American Depository Shares (ADS) at US$2.50 per warrant. Each warrant represents one ADS, where one ADS = 100 ordinary shares.

Price:	US$2.50 per ADS (1 ADS = 100 ordinary shares)

Discount to market price:	Not applicable

Total cash consideration received:	US$26,715

Amount of cash consideration spent:	Nil

Use of consideration:	The Company intends to use the funds raised from the issue of the Placement Shares to support Company’s ongoing and planned immune—oncology clinical development programs, its pre—clinical program in autoimmune disease and for general working capital purposes.

Current value of that non-cash consideration	Not applicable

Immutep Limited | 2018 Notice of Annual General Meeting | Page 21

Annexure B

Number of performance rights	10,000,000. This number has been calculated based on 4 years of directors’ fees at $60,000 per annum divided by $0.024 (being the 5 day VWAP up to and including 15 December 2017).

Vesting conditions Tranche 1 Tranche 2 Tranche 3 Tranche 4

Service-based vesting conditions only.

2,500,000 on 1 December 2018 (Being continued service from 18 November 2017 to 17

November 2018;

2,500,000 on 1 December 2019 (Being continued service from 18 November 2018 to 17

November 2019;

2,500,000 on 1 December 2020 (Being continued service from 18 November 2019 to

17 November 2020);

2,500,000 on 1 December 2021 (Being continued service from 18 November 2020 to

17 November 2021).

Expiry Date	The performance rights will expire, if not exercised, one year after the relevant vesting date for each tranche of performance rights (see above)

Price of performance rights	Performance rights will be granted at no cost. Once the vesting conditions (service only) are met (or waived in exceptional circumstances), the performance rights will be exerciseable at nil cost.

Lapse/forfeiture

Performance rights issued will lapse on the earliest of:

•  the Expiry Date (see above);

•  any date the Board determines that the vesting conditions are not met and cannot be met;

•  Dr Howard dealing in the performance rights in contravention of the dealing or hedging restrictions (see below); and

•  the Board determining that Dr Howard has acted dishonestly, fraudulently or in material breach of his obligations to the Company or on voluntary resignation of Dr Howard.

Change of control

All performance rights will automatically vest and all performance conditions will be deemed to have been satisfied in full if:

•  a takeover bid (as that term is defined under section 9 of the Corporations Act) is announced in respect of Shares, and that takeover bid has become or is declared unconditional, and the bidder has voting power (as that term is defined under sections 9 and 610 of the Corporations Act) in the Company of at least 50.1%; or

•  a court approves, under section 411(4)(b) of the Corporations Act, a compromise or arrangement for the purposes of, or in connection with, a scheme for the reconstructions or amalgamation of the Company which, if implemented, would result in a person having voting power (as that term is defined under sections 9 and 610 of the Corporations Act) in the Company of at least 50.1%; or

•  a person acquires control (as that term is defined under section 50AA of the Corporations Act) of the Company.

All performance rights will also automatically vest and all performance conditions will be deemed to have been satisfied in full if, in any other circumstances other than those outlined above, a person obtains (or is likely to obtain) voting power (as that term is defined under sections 9 and 610 of the Corporations Act) in the Company which the Board determines (in in its absolute discretion and acting in good faith) is sufficient to control the composition of the Board.

Cessation of employment	Pro-rata vesting as to service provided relative to the vesting conditions which apply to the performance rights.

No dealing or hedging	Dealing restrictions apply to performance rights in accordance with Company’s Securities Trading Policy. Dr Howard is also prohibited from hedging or otherwise protecting the value of any unvested performance rights held by him.

Immutep Limited | 2018 Notice of Annual General Meeting | Page 22

Rights attaching to Shares	Shares issued on exercise of performance rights will rank equally for dividends and other entitlements with existing Shares on issue at the time of their issue.

Company may issue or acquire shares	For the avoidance of doubt the Company may, in its absolute discretion, either issue new Shares or acquire Shares already on issue, or a combination of both, to satisfy the Company’s obligations to issue Shares on vesting of performance rights.

Loans	No loan will be provided by the Company in relation to the grant or exercise of the performance rights.

Adjustments	Prior to the allocation of Shares upon vesting or exercise of performance rights, the Board may make any adjustment it considers appropriate to the terms of securities in order to minimize or eliminate any material advantage or disadvantage resulting from a corporate action such as a capital raising or capital reconstruction provided that such adjustment is in accordance with the ASX Listing Rules.

Change of rights in event of reorganization of capital	In accordance with ASX Listing Rule 6.16, Dr Howard’s rights in respect of the performance rights will be changed to the extent necessary to comply with the ASX Listing Rules applying to a reorganization of capital at the time of reorganization.

Right to participate in new issues of Company securities	In accordance with ASX Listing Rule 6.19, the performance rights do not provide a right to participate in any new issues of Company securities unless and until any vested performance rights are exercised.

Transfer on death	Vested performance rights are only transferable by force of law upon death to Dr Howard’s legal personal representative.

Immutep Limited | 2018 Notice of Annual General Meeting | Page 23

All Correspondence to: By Mail Boardroom Pty Limited GPO Box 3993 Sydney NSW 2001 Australia By Fax: +61 2 9290 9655 Online: www.boardroomlimited.com.au By Phone: (within Australia) 1300 737 760 (outside Australia) +61 2 9290 9600 YOUR VOTE IS IMPORTANT For your vote to be effective it must be recorded before 11:15am AEDT on Wednesday 14 November 2018. TO VOTE ONLINE BY SMARTPHONE STEP 1: VISIT https://www.votingonline.com.au/immagm2018 STEP 2: Enter your Postcode OR Country of Residence (if outside Australia) STEP 3: Enter your Voting Access Code (VAC): . Scan QR Code using smartphone QR Reader App TO VOTE BY COMPLETING THE PROXY FORM STEP 1 APPOINTMENT OF PROXY Indicate who you want to appoint as your Proxy. If you wish to appoint the Chair of the Meeting as your proxy, mark the box. If you wish to appoint someone other than the Chair of the Meeting as your proxy please write the full name of that individual or body corporate. If you leave this section blank, or your named proxy does not attend the meeting, the Chair of the Meeting will be your proxy. A proxy need not be a securityholder of the company. Do not write the name of the issuer company or the registered securityholder in the space. Appointment of a Second Proxy You are entitled to appoint up to two proxies to attend the meeting and vote. If you wish to appoint a second proxy, an additional Proxy Form may be obtained by contacting the company’s securities registry or you may copy this form. To appoint a second proxy you must: (a) complete two Proxy Forms. On each Proxy Form state the percentage of your voting rights or the number of securities applicable to that form. If the appointments do not specify the percentage or number of votes that each proxy may exercise, each proxy may exercise half your votes. Fractions of votes will be disregarded. (b) return both forms together in the same envelope. STEP 2 VOTING DIRECTIONS TO YOUR PROXY To direct your proxy how to vote, mark one of the boxes opposite each item of business. All your securities will be voted in accordance with such a direction unless you indicate only a portion of securities are to be voted on any item by inserting the percentage or number that you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on a given item, your proxy may vote as he or she chooses. If you mark more than one box on an item for all your securities your vote on that item will be invalid. Proxy which is a Body Corporate Where a body corporate is appointed as your proxy, the representative of that body corporate attending the meeting must have provided an “Appointment of Corporate Representative” prior to admission. An Appointment of Corporate Representative form can be obtained from the company’s securities registry. STEP 3 SIGN THE FORM The form must be signed as follows: Individual: This form is to be signed by the securityholder. Joint Holding: where the holding is in more than one name, all the securityholders should sign. Power of Attorney: to sign under a Power of Attorney, you must have already lodged it with the registry. Alternatively, attach a certified photocopy of the Power of Attorney to this form when you return it. Companies: this form must be signed by a Director jointly with either another Director or a Company Secretary. Where the company has a Sole Director who is also the Sole Company Secretary, this form should be signed by that person. Please indicate the office held by signing in the appropriate place. STEP 4 LODGEMENT Proxy forms (and any Power of Attorney under which it is signed) must be received no later than 48 hours before the commencement of the meeting, therefore by 11:15am AEDT on Wednesday, 14 November 2018. Any Proxy Form received after that time will not be valid for the scheduled meeting. Proxy forms may be lodged using the enclosed Reply Paid Envelope or: Online https://www.votingonline.com.au/immagm2018 By Fax + 61 2 9290 9655 By Mail Boardroom Pty Limited GPO Box 3993, Sydney NSW 2001 Australia In Person Boardroom Pty Limited Level 12, 225 George Street, Sydney NSW 2000 Australia Attending the Meeting If you wish to attend the meeting please bring this form with you to assist registration.

Immutep Limited ACN 009 237 889 Your Address This is your address as it appears on the company’s share register. If this is incorrect, please mark the box with an “X” and make the correction in the space to the left. Securityholders sponsored by a broker should advise their broker of any changes. Please note, you cannot change ownership of your securities using this form. PROXY FORM STEP 1 APPOINT A PROXY I/We being a member/s of Immutep Limited (Company) and entitled to attend and vote hereby appoint: the Chair of the Meeting (mark box) OR if you are NOT appointing the Chair of the Meeting as your proxy, please write the name of the person or body corporate (excluding the registered securityholder) you are appointing as your proxy below or failing the individual or body corporate named, or if no individual or body corporate is named, the Chair of the Meeting as my/our proxy at the Annual General Meeting of the Company to be held at Boardroom Pty Limited, Level 12, 225 George Street, Sydney NSW 2000 on Friday, 16 November 2018 at 11:15am AEDT and at any adjournment of that meeting, to act on my/our behalf and to vote in accordance with the following directions or if no directions have been given, as the proxy sees fit. Chair of the Meeting authorised to exercise undirected proxies on remuneration related matters: If I/we have appointed the Chair of the Meeting as my/our proxy or the Chair of the Meeting becomes my/our proxy by default and I/we have not directed my/our proxy how to vote in respect of Resolutions 1, 5 and 6, I/we expressly authorise the Chair of the Meeting to exercise my/our proxy in respect of these Resolutions even though Resolutions 1, 5 and 6 are connected with the remuneration of a member of the key management personnel for the Company. The Chair of the Meeting will vote all undirected proxies in favour of all Items of business (including Resolutions 1, 5 and 6). If you wish to appoint the Chair of the Meeting as your proxy with a direction to vote against, or to abstain from voting on an item, you must provide a direction by marking the ‘Against’ or ‘Abstain’ box opposite that resolution. STEP 2 VOTING DIRECTIONS * If you mark the Abstain box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your vote will not be counted in calculating the required majority if a poll is called. For Against Abstain* Resolution 1 Adoption of the Remuneration Report Resolution 2 Re-election of Director – Dr. Russell John Howard Resolution 3 Approval of additional 10% placement capacity Resolution 4 Ratification of previous Share issue Resolution 5 Approval of grant of performance rights to Dr. Russell John Howard Resolution 6 Approval of the use of performance rights and/or options under the Company’s Executive Incentive Plan STEP 3 SIGNATURE OF SECURITYHOLDERS This form must be signed to enable your directions to be implemented. Individual or Securityholder 1 Securityholder 2 Securityholder 3 Sole Director and Sole Company Secretary Director Director / Company Secretary Contact Name…………………………………………….... Contact Daytime Telephone………………………................................ Date / / 2018